

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 25, 2009

Mr. Russell D. Ball
Executive Vice President and Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddlers Green Circle
Greenwood Village, CO 80111

  Re: Newmont Mining Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 19, 2009
     Form 10-K/A for the Fiscal Year Ended December 31, 2008
     Filed June 8, 2009
     File No. 1-31240

Dear Mr Ball:

  We have completed our review of your 2008 Form 10-K, and related amendment, and do not, at this time, have any further comments.

         Sincerely,

         W. Bradshaw Skinner
         Senior Assistant Chief Accountant